SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866


08004664

Our Ref: 22277-00002

August 25, 2008

SEC
Mail Processing
Section

AUG 27 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of three announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

PROCESSED
SEP 04 2008
THOMSON REUTERS

Encl.

Partners | Charles W. Allen, Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Samuel Chau, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Jason T. Elder (New York)*, Allen C. Kim (California)*, Dohyong Kim (New York)*
G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*, Scott D. Peterman (New York)*

** Partner of Sidley Austin LLP*
** Foreign Legal Consultant / Legal Counsel*

HK1 497458v.17

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Overseas Regulatory Announcement
Announcement in relation to the Status on the Acquisition of Awilco Offshore ASA (2)

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China Oilfield Services Limited (the "**Company**") and the board of directors of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

References are made to the circular of the Company dated 22 July 2008 in relation to the Offer to acquire all outstanding shares in Awilco Offshore ASA ("**Awilco Offshore**") made by COSL Norwegian AS and the announcement of the Company dated 30 July 2008 in relation to the status on the acquisition of Awilco Offshore.

The Company is pleased to announce that:

1. On 1 August 2008, the State Administration of Foreign Exchange of the PRC granted approval on the source of funding, which is an initial stage approval, in respect of the increase in the offshore capital contribution by the Company to COSL Hong Kong International Limited.

2. On 11 August 2008, the State-owned Assets Supervision and Administration Commission of the PRC granted approval in principle for the conditional acquisition of the entire issued share capital of Awilco Offshore by way of voluntary cash tender offer.

3. On 12 August 2008, the Ministry of Commerce of the PRC granted approval in relation to the increase in the offshore capital contribution by the Company to COSL Hong Kong International Limited for the purpose of financing the acquisition of Awilco Offshore.

The relevant announcement has been published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and will be published in PRC newspaper.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong 12 August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

NOTICE OF BOARD MEETING

The Board of Directors (the "**Board**") of China Oilfield Services Limited (the "**Company**") hereby announces that a meeting of the Board of the Company will be held on 28 August 2008 for the purpose of approving the interim results of the Company for the six months ended 30 June 2008.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

14 August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Overseas Regulatory Announcement
Announcement in relation to the Status of the Acquisition of Awilco Offshore ASA (3)

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China Oilfield Services Limited (the "**Company**") and the board of directors of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

References are made to the circular of the Company dated 22 July 2008 (the "**Circular**") in relation to the offer to acquire all outstanding shares in Awilco Offshore ASA ("**Awilco Offshore**") made by COSL Norwegian AS (the "**Offeror**") and the announcements of the Company dated 30 July 2008 and 12 August 2008 respectively in relation to the status on the acquisition of Awilco Offshore.

The Company is pleased to announce that up to the expiry of the offer period, namely at 16:30 (Central Europe Time) on 15 August 2008, the Offeror has received acceptances of the offer made by the Offeror for a total of 147,647,612 shares in Awilco Offshore, representing approximately 98.82% of the shares and votes in Awilco Offshore. This means that a condition for completion of the Offer as set out in paragraph 2.5(a) of the section headed "Letter from the Company" in the Circular has been satisfied. There may be adjustments to the aforesaid preliminary result. The final result will be published as soon as it is available.

The relevant announcement has been published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and will be published in PRC newspaper.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

19 August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

END